UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                        For the month of November 2004

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

SPIRENT PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder                       Account designation       Holding

BARCLAYS CAPITAL NOMINEES LIMI                                    804,872
CHASE NOMINEES LTD                             16376              562,967
CHASE NOMINEES LTD                             20947           29,821,307
CHASE NOMINEES LTD                             21359            1,267,026
INVESTORS BANK AND TRUST CO                                       116,208
INVESTORS BANK AND TRUST CO                                       298,290
INVESTORS BANK AND TRUST CO                                       369,757
INVESTORS BANK AND TRUST CO                                        12,766
JP MORGAN (BGI CUSTODY)                        16331              351,468
JP MORGAN (BGI CUSTODY)                        16341            1,453,016
JP MORGAN (BGI CUSTODY)                        16341              550,836
JP MORGAN (BGI CUSTODY)                        16344              473,746
JP MORGAN (BGI CUSTODY)                        16345              820,410
JP MORGAN (BGI CUSTODY)                        16400            9,999,746
JP MORGAN (BGI CUSTODY)                        18409              484,895
JP MORGAN CHASE BANK                                              633,980
JP MORGAN CHASE BANK                                              360,275
JP MORGAN CHASE BANK                                              409,555
JP MORGAN CHASE BANK                                              179,290
R C GREIG NOMINEES LIMITED A/C                  BL1               134,745
R C GREIG NOMINEES LIMITED A/C                  CM1                35,079
R C GREIG NOMINEES LIMITED GP1                  GP1                34,067
R C GREIG NOMINEES LIMITED SA1                  SA1                22,152
ZEBAN NOMINEES LIMITED                                              1,000

                                                TOTAL          49,197,453

5. Number of shares / amount of stock acquired

NOT NOTIFIED

6. Percentage of issued class

NOT NOTIFIED

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

ORDINARY SHARES OF 3.3333 PENCE EACH

10. Date of transaction

HOLDING AS AT 23 NOVEMBER 2004

11. Date company informed

25 NOVEMBER 2004

12. Total holding following this notification

49,197,453

13. Total percentage holding of issued class following this notification

5.15%

14. Any additional information

NOTIFICATION RECEIVED PURSUANT TO S198-202 COMPANIES ACT 1985 THAT THE SHAREHOLDER NAMED IN 2 ABOVE HAS INCREASED THEIR NOTIFIABLE SHAREHOLDING IN SPIRENT PLC TO 5.15%. SHAREHOLDER PREVIOUSLY REPORTED A SHAREHOLDING OF 47,205,061 SHARES (4.94%) ON 01 NOVEMBER 2004.

15. Name of contact and telephone number for queries

LUKE THOMAS - 01293 767658

16. Name and signature of authorised company official responsible for making this notification

LUKE THOMAS - DEPUTY COMPANY SECRETARY

Date of notification

25 NOVEMBER 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date  25 November 2004                         By   ____/s/ Luke Thomas____

                                                    (Signature)*